Stolt Offshore S.A.                                            [Graphic omitted]

NEWS RELEASE

                                             Contacts:
                                             Julian Thomson/Fiona Harris
                                             Stolt Offshore S.A.
                                             US  +1 877 603 0267 (toll free)
                                             UK +44 1224 718436
                                             julian.thomson@stoltoffshore.com

                                             Patrick Handley (UK)/Tim Payne (US)
                                             Brunswick Group
                                             UK +44 207 404 5959
                                             US +1 212 333 3810
                                             phandley@brunswickgroup.com
                                             tpayne@brunswickgroup.com

      Stolt Offshore S.A. Announces Result of Extraordinary General Meeting

London, England - February 12, 2004 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO) today announced that at the EGM held yesterday a majority of shareholders voted in favour of all items on the agenda which included the following:

o The issue of 45.5 million Common Shares to accommodate the Private Placement announced on January 16, 2004 at $2.20 per share for a equity raise of $100 million

o The issue of 22.7 million Common Shares to raise approximately $50 million in a Subsequent Issue

o The conversion of a $50 million of subordinated loans held by Stolt-Nielsen S.A. into Common Shares at $2.20 per share, and

o The conversion of all outstanding Class B Shares to Common Shares on a 2:1 basis.

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.